UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MICT, INC.

(Names of Subject Company (Issuer))

BNN TECHNOLOGY PLC

(Name of Filing Persons (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

55328R109

(CUSIP Number of Class of Securities)

Darren Mercer, Executive Director

BNN Technology PLC

First Floor Mallory House

Goostrey Way

Knutsford

Chesire WA16 7GY

United Kingdom

+44 (0) 1565 872990

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of Filing Persons)

With copies to:

Richard Anslow, Esq.

Jonathan Deblinger, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, New York 10105

(212) 370-1300

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of Filing Fee(2)
$3,223,148	$390.65

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (A) 1,953,423 shares of common stock, par value $0.001 per share, of MICT, Inc. (representing the maximum number of shares subject to the tender offer) and (B) $1.65 per share (representing the offer price).

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per million dollars of the value of the transaction.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  third-party tender offer subject to Rule 14d-1.

☐  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☒  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the offer by BNN Technology PLC, a private limited company organized under the laws of the United Kingdom (the “Purchaser”), to purchase up to 1,953,423 shares (the “Shares”) of common stock, par value $0.001 per share (the “Common Stock”), of MICT, Inc., a Delaware corporation (“MICT” or the “Company”), at a price of  $1.65 per Share, net to the seller, in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated February 5, 2019 (together with any amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Annex A and Annex B thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company is MICT, Inc., a Delaware corporation, and the address of its principal executive office is 28 West Grand Avenue, Suite 3, Montvale, New Jersey 07645. The telephone number of its principal executive office is (201) 225-0190.

(b) This Schedule TO relates to the Shares. As of the date hereof, there were 9,767,115 shares of Common Stock issued and outstanding.

(c) The information set forth in the Offer to Purchase under the caption Section 6 — “Price Range of the Shares” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a), (b), (c) The name of the filing person is BNN Technology PLC, a private limited company organized under the laws of the United Kingdom. The address of the principal executive office of the filing person is First Floor Mallory House, Goostrey Way, Knutsford, Chesire WA16 7GY, United Kingdom, and the telephone number of the principal executive office is +44 (0) 1565 872990. The information set forth in the Offer to Purchase under the caption Section 9 — “Certain Information Concerning the Purchaser” and in Annex A and Annex B to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet,” “Introduction,” Section 9 — “Certain Information Concerning the Purchaser,” Section 11 — “Background of the Offer; Past Contacts; Negotiations and Transactions,” Section 12 — “Purpose of the Offer; Plans for MICT; Other Matters” and under the caption “Background of the Transactions” in Annex B to the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet,” Section 12 — “Purpose of the Offer; Plans for MICT; Other Matters” and in Annex B to the Offer to Purchase is incorporated herein by reference.

(c)(1)–(7) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet,” “Introduction,” Section 7 — “Effect of the Offer on the Market for the Shares; The Nasdaq Capital Market Listing; Exchange Act Registration; Margin Regulations,” Section 9 — “Certain Information Concerning the Purchaser,” Section 11 — “Background of the Offer; Past Contacts; Negotiations and Transactions,” Section 12 — “Purpose of the Offer; Plans for MICT; Other Matters” and in Annex B to the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b) The information set forth in the Offer to Purchase under the captions Section 10 — “Sources and Amount of Funds” and Section 13 — “Conditions of the Offer” and in Annex B to the Offer to Purchase is incorporated herein by reference.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Purchase under the caption Section 9 — “Certain Information Concerning the Purchaser” and in Annex B to the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Purchase under the captions “Introduction” and Section 16 — “Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

(a), (b) The financial information set forth on pages F/C-2 to F/D-27 in Annex B to the Offer to Purchase is incorporated herein by reference.

Item 11. Additional Information.

(a) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet,” Section 7 — “Effect of the Offer on the Market for the Shares; The Nasdaq Capital Market Listing; Exchange Act Registration; Margin Regulations,” “Introduction,” Section 9 — “Certain Information Concerning the Purchaser,” Section 11 — “Background of the Offer; Past Contacts; Negotiations and Transactions,” Section 12 — “Purpose of the Offer; Plans for MICT; Other Matters,” Section 13 — “Conditions of the Offer,” and Section 15 — “Certain Legal Matters” and in Annex B to the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase, including Annex B to the Offer to Purchase, and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated February 5, 2019.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Joint Press release issued by Purchaser and MICT on July 2, 2018 (incorporated by reference to exhibit 99.2 to the Form 8-K filed by MICT on July 2, 2018).

(a)(1)(F)	Joint Press release issued by Purchaser and MICT on December 20, 2018 (incorporated by reference to exhibit 99.1 to the Form 8-K filed by MICT on December 21, 2018).

(a)(1)(G)	Press release issued by Purchaser on February 5, 2019.

(b)	None.

(d)(1)	Acquisition Agreement, dated December 19, 2018, by and among MICT, Purchaser, Global Fintech Holdings Ltd., Brookfield Interactive (Hong Kong) Limited, ParagonEx LTD and the other parties thereto (incorporated by reference to exhibit 2.1 to the Form 8-K filed by MICT on December 21, 2018).

(d)(2)	Form of Voting Agreement (incorporated by reference to exhibit 10.1 to the Form 8-K filed by MICT on December 21, 2018).

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2019

BNN TECHNOLOGY PLC

By:	/s/ Darren Mercer
Name: Darren Mercer Title: Executive Director

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated February 5, 2019.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Joint Press release issued by Purchaser and MICT on July 2, 2018 (incorporated by reference to exhibit 99.2 to the Form 8-K filed by MICT on July 2, 2018).

(a)(1)(F)	Joint Press release issued by Purchaser and MICT on December 20, 2018 (incorporated by reference to exhibit 99.1 to the Form 8-K filed by MICT on December 21, 2018).

(a)(1)(G)	Press release issued by Purchaser on February 5, 2019.

(b)	None.

(d)(1)	Acquisition Agreement, dated December 19, 2018, by and among MICT, Purchaser, Global Fintech Holdings Ltd., Brookfield Interactive (Hong Kong) Limited, ParagonEx LTD and the other parties thereto (incorporated by reference to exhibit 2.1 to the Form 8-K filed by MICT on December 21, 2018).

(d)(2)	Form of Voting Agreement (incorporated by reference to exhibit 10.1 to the Form 8-K filed by MICT on December 21, 2018).

(g)	None.

(h)	None.